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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                           ----------------------------

                                  SCHEDULE 14D-1
                                (Amendment No. 18)
                Tender Offer Statement Pursuant to Section 14(d)(1)
                      of the Securities Exchange Act of 1934

                           ----------------------------

                                   Conrail Inc.
                             (Name of Subject Company)

                           Norfolk Southern Corporation
                         Atlantic Acquisition Corporation
                                     (Bidders)

                      COMMON STOCK, PAR VALUE $1.00 PER SHARE
              (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                    208368 10 0
                       (CUSIP Number of Class of Securities)

                         SERIES A ESOP CONVERTIBLE JUNIOR
                        PREFERRED STOCK, WITHOUT PAR VALUE
              (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                   NOT AVAILABLE
                       (CUSIP Number of Class of Securities)

                             --------------------------

                               JAMES C. BISHOP, JR.
                           EXECUTIVE VICE PRESIDENT-LAW
                           NORFOLK SOUTHERN CORPORATION
                              THREE COMMERCIAL PLACE
                           NORFOLK, VIRGINIA 23510-2191
                             TELEPHONE: (757) 629-2750
             (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Bidder)
                            ---------------------------

                                  with a copy to:
                               RANDALL H. DOUD, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                 919 THIRD AVENUE
                             NEW YORK, NEW YORK 10022
                             TELEPHONE: (212) 735-3000

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          This Amendment No. 18 amends the Tender Offer Statement on Schedule
     14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), includ-ing, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supple-mented by the Supplement thereto, dated November 8, 1996 (the "Supple-ment"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

                    ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

           Item 11 is hereby amended and supplemented by the following:

    (a)(54) Text of Advertisement appearing in newspapers commencing December 10, 1996.



                                     SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  December 10, 1996

                                       NORFOLK SOUTHERN CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.
                                          ------------------------
                                      Name:  James C. Bishop, Jr.
                                      Title: Executive Vice President-Law

                                      ATLANTIC ACQUISITION CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.
                                          ------------------------
                                      Name:  James C. Bishop, Jr.
                                      Title: Vice President and General
                                             Counsel



                                 EXHIBIT INDEX

  Exhibit
  Number                  Description

  (a)(54) Text of Advertisement appearing in newspapers commencing December 10, 1996.